RESULTS OF SPECIAL MEETING FPA NEW INCOME, INC.

Following is a list of matters voted upon and the results of those votes cast at the special meeting of shareholders held April 14, 2004:

 1. With respect to the approval of a proposed amendment to the Funds fundamental investment policy regarding lending, a total of 50,186,383.62 shares voted for, 2,947,859.98 shares voted against, and 2,669,351.05 shares abstained.

 2. With respect to the approval of a proposed amendment to the Funds fundamental investment policy regarding investments in illiquid securities, a total of 47,676,739.11 shares voted for, 5,469,130.97 shares voted against, and 2,657,724.55 shares abstained.

No broker non-votes were received with respect to the matter voted upon above.